PRESS RELEASE	APRIL 19, 2022

Largo Reports First Quarter 2022 Operational and Sales Results; Begins Construction on its Ilmenite Concentration Plant

Q1 2022 Highlights

  Quarterly V2O5 production of 2,442 tonnes (5.4 million lbs[1]) in Q1 2022, a 23% increase over the 1,986 tonnes produced in Q1 2021

  Q1 2022 operational results largely impacted by preventative and corrective maintenance on the Company's plant facility in Maracás; V2O5 production improved in March and the Company expects additional production improvements moving forward

  Quarterly sales of 2,232 tonnes of V2O5 equivalent in Q1 2022 vs. 2,783 tonnes in Q1 2020; Lower quarterly sales due to ongoing global logistical challenges

  Construction of the Company's ilmenite concentration plant commenced in April as part of its titanium dioxide ("TiO2") pigment project outlined in its latest filed technical report

  Largo Clean Energy ("LCE") remained focused on delivering the Enel Green Power España ("EGPE") contract announced on July 30, 2021; While supply chain challenges have emerged for the EGPE project, LCE has found alternative suppliers in support of an expected completion date in Q4 2022

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces quarterly production of 2,442 tonnes (5.4 million lbs1) and sales 2,232 tonnes of vanadium pentoxide ("V2O5") equivalent, respectively, from its MaracásMenchen Mine in Q1 2022.

Paulo Misk, President and CEO of Largo, stated: "As previously reported in March, the Company experienced impacts to both production and sales during the quarter mainly due to preventative and corrective maintenance on its facility and due to global logistical disruptions. We continue our focus on production improvements throughout the facility and are pleased to report improved V2O5 equivalent production for the month of March with 1,009 tonnes produced. We expect further improvements to production in the second quarter." He continued: "We are also excited to report that construction on the Company's ilmenite concentration plant as part of the phased operational approach outlined for Largo's TiO2 pigment project has commenced at our Maracás operation in Brazil. This is an important first step in advancing one of the Company's two strategic pillars and we look forward to providing additional updates as we progress through the first phase of this project." He concluded: "Lastly, demand in all of the Company's key vanadium markets remained strong in Q1 2022 reflected in strong price increases over the quarter."

Maracás Menchen Mine Operational and Sales Results

	Q1 2022	Q1 2021

Total Ore Mined (tonnes)	303,652	263,966
Ore Grade Mined - Effective Grade (%)[2]	1.27	1.22
Concentrate Produced (tonnes)	92,324	100,467
Grade of Concentrate (%)	3.21	3.21
Global Recovery (%)[3]	77.5	77.4

V2O5 produced (Flake + Powder) (tonnes)	2,442	1,986
V2O5 produced (equivalent pounds) [1]	5,383,682	4,378,375
Total V2O5 equivalent sold (tonnes)	2,232	2,783
Produced V2O5 equivalent sold (tonnes)	2,153	2,654
Purchased V2O5 equivalent sold (tonnes)	79	129

Q1 2022 Operational and Sales Overview

  Operational Results in Q1 2022 Impacted by Maintenance; Improvements Seen in March: Production from the MaracásMenchen Mine was 2,442 tonnes of V2O5 in Q1 2022, representing an increase of 23% over Q1 2021. January production was impacted by the residual effects of rainfall in Q4 2021 and a scheduled a six-day shutdown of the processing plant to perform maintenance on the plant cooler engine system and power substations. February production was impacted by a nonplanned corrective maintenance shutdown (5 days) to repair the cooler support bearing with March production being impacted by low concentrate stock levels leading to kiln feed rate restrictions. The Company began ramping up production towards the end of the quarter with a focus on replenishing its intermediate stock levels. In Q1 2022, global recoveries3 averaged 77.5% as compared to the 77.4% averaged in Q1 2021 and were 2% higher than the 76.0% achieved in Q4 2021. The Company mined 303,652 tonnes of ore with an effective V2O5 grade2 of 1.27% in Q1 2022 compared to 263,966 tonnes with an effective V2O5 grade2 of 1.22% in Q1 2021.

  Q1 2022 Sales Update: In Q1 2022, the Company sold 2,232 tonnes of V2O5 equivalent compared to 2,783 tonnes sold in Q1 2021. The Company delivered both standard grade and high purity V2O5 as well as ferrovanadium ("FeV") to its customers, globally. Persistent logistical challenges and elevated transport costs have impacted all aspects of the Company's supply chain resulting in lower than anticipated sales and increased inventory in transit in Q1 2022. However, the Company continued to deliver on all its commercial commitments through careful planning. The Company does not expect the logistics situation to improve until mid-2022, at which point the Company anticipates being able to reduce its inventory in transit through increased sales.

  Ilmenite Plant Construction Commenced: In April, the Company received the required installation license to begin construction on its ilmenite concentration plant as part of its phased operational plan outlined in its latest technical report. The Company expects to begin producing ilmenite concentrate in H1 2023.

  Q1 2022 Cash Cost Guidance: Due to operational impacts previously mentioned, lower sales, global inflationary pressures and the strengthening of the Brazilian Real against the U.S. Dollar, management anticipates cash operating costs excluding royalties[4] of approximately US$4.50 per pound sold for Q1 2022.

  Clean Energy Manufacturing Facility and VCHARGE Certification Progress: LCE's headquarter configuration, including a VRFB product development and stack manufacturing center, in Massachusetts, U.S. is nearing completion, with formal acceptance scheduled for May 2022. LCE began producing stacks and purifying electrolyte in the new facility and has scheduled prospective customer visits in May. LCE also proceeded with Conformité Européenne ("CE") certification of the VCHARGE product, and ISO 9001 certification of LCE's Quality Management System ("QMS") with audits scheduled for May 2022.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Following the acquisition of vanadium redox flow battery technology in 2020, Largo is working to integrate its world-class vanadium products with its VCHARGE vanadium battery technology to support the planet's on-going transition to a low carbon future. Largo's VCHARGE batteries are uniquely capable of supporting reliability and grid stability as electricity systems move away from fossil-fuel generation. VCHARGE batteries are cost effective due to a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the timing of V2O3 shipments; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the incremental cash-flow to be generated by the production and sale TiO2 pigment and expanded vanadium production; the ability to sell ilmenite on a profitable basis, the successful vertical integration of the Company; timing and cost related to the build-out of the ilmenite plant and TiO2 pigment processing plant; the extent of capital and operating expenditures; the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market, sell and deliver our VCHARGE batteries on specification and at a competitive price, our ability to secure the required production resources to build and deploy our VCHARGE batteries,, the timing of completion of the product development and stack manufacturing facility in Massachusetts, VCHANGE Product achieving the CE certification and certification of LCE's QMS under ISO 9001, and the adoption of VRFB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

Non-GAAP[5] Measures

The Company uses certain non-GAAP financial performance measures in this press release, which are described in the following section.

Cash Operating Costs Excluding Royalties

Cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs. These measures differ from the total cash costs per pound non-GAAP measure the Company has used to measure overall performance (see later in this section).

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound, and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

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[1] Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.
[2] Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.
[3] Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.
[4] Cash operating costs are non-GAAP financial measures, and cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.
[5] GAAP - Generally Accepted Accounting Principles